UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68914 / February 13, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15176

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In the Matter of

ECO GLOBAL CORPORATION,
EXECUTE SPORTS, INC.,
FACEPRINT GLOBAL SOLUTIONS, INC.,
FINANCIALCONTENT, INC., and
FIRSTGOLD CORP.

:
:
:
:   ORDER MAKING FINDINGS AND
:   REVOKING REGISTRATIONS BY
:   DEFAULT AS TO FOUR
:   RESPONDENTS
:

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on January 16, 2013, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents
Execute Sports, Inc. (Execute Sports), FacePrint Global Solutions, Inc. (FacePrint),
FinancialContent, Inc. (FinancialContent), and Firstgold Corp. (Firstgold) (collectively,
Respondents) repeatedly failed to file timely periodic reports with the Commission, in violation
of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement provided evidence that
Respondents were served with the OIP by January 18, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).
On February 1, 2013, Respondents were ordered to show cause, by February 11, 2013, why the
registrations of their securities should not be revoked by default. To date, no Respondent has
filed an Answer to the OIP or responded to the order to show cause.

        Accordingly, Respondents are in default for failing to file Answers to the OIP or
otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule
155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be
true as to Respondents.

        Execute Sports, Central Index Key (CIK) No. 1330292, is a revoked Nevada corporation
located in San Diego, California, with a class of securities registered with the Commission

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[1] Eco Global Corporation (Eco Global) remains in this proceeding. The Division of Enforcement
notified this Office that it has reached a settlement on all major terms with Eco Global, that it has
received faxed, signed copies of the offer of settlement, and that it intends to submit the offer of
settlement for Commission approval.

pursuant to Exchange Act Section 12(g). Execute Sports is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $6,005,032 for the prior nine months. As of January 14, 2013, the common stock of Execute Sports was quoted on OTC Link operated by OTC Markets Group Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FacePrint, CIK No. 1263764, is an administratively dissolved Wyoming corporation located in Fresno, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FacePrint is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $343,711 for the prior three months. On January 31, 2008, the United States District Court for the Eastern District of California entered a final judgment of permanent injunction against FacePrint which, among other things, enjoined it from future violations of Securities Act of 1933 Sections 5(a) and 5(c). SEC v. FacePrint Global Solutions, Inc., 07-01251. As of January 14, 2013, the common stock of FacePrint was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FinancialContent, CIK No. 1100360, is a void Delaware corporation located in Ojai, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FinancialContent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008. As of January 14, 2013, the common stock of FinancialContent was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Firstgold, CIK No. 878808, is a void Delaware corporation located in Lovelock, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Firstgold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2009, which reported a net loss of $11,980,777 for the prior nine months. On January 27, 2010, Firstgold filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, which was converted to a Chapter 7 petition on April 10, 2012, and was still pending as of January 14, 2013. As of January 14, 2013, the common stock of Firstgold was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Execute Sports, Inc., FacePrint Global Solutions, Inc., FinancialContent, Inc., and Firstgold Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge